================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                        UNDER THE SECURITIES ACT OF 1934


                               (AMENDMENT NO. 1)



                       HIGHWAYMASTER COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

     COMMON STOCK, $0.01 PAR VALUE                          431263 10 2
--------------------------------------------------------------------------------
    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)

The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                              (Page 1 of 11 Pages)


================================================================================

------------------------------------------------------        ------------------
CUSIP No.               431263 10 2                     13G       Page 2 of 11
------------------------------------------------------        ------------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON:          CLIPPER CAPITAL ASSOCIATES, L.P

            S.S. OR I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON:                                13-3706321
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [_]
                                                                    (B) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF              DELAWARE
            ORGANIZATION:

--------------------------------------------------------------------------------
NUMBER OF           5    SOLE VOTING POWER:              0
  SHARES
                 ---------------------------------------------------------------
ENEFICIALLY         6    SHARED VOTING POWER:            1,336,016
 OWNED BY
                 ---------------------------------------------------------------
   EACH             7    SOLE DISPOSITIVE POWER:         0
 REPORTING
                 ---------------------------------------------------------------
ERSON WITH          8    SHARED DISPOSITIVE POWER:       1,336,016

--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY                1,336,016
            OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
            CERTAIN SHARES:

--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         5.5%

--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON:            PN

--------------------------------------------------------------------------------

------------------------------------------------------        ------------------
CUSIP No.               431263 10 2                     13G      Page 3 of 11
------------------------------------------------------        ------------------


--------------------------------------------------------------------------------
  1          NAME OF REPORTING PERSON:          CLIPPER/MERCHANT PARTNERS, L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                13-3737437
--------------------------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           5    SOLE VOTING POWER:              0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            657,889
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         0
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       657,889

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY                657,889
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):      2.7%

--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            PN

--------------------------------------------------------------------------------

------------------------------------------------------        ------------------
CUSIP No.               431263 10 2                     13G       Page 4 of 11
------------------------------------------------------        ------------------


--------------------------------------------------------------------------------
  1          NAME OF REPORTING PERSON:            CLIPPER/MERBAN, L.P.

             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON:                                98-0137328
--------------------------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                      (B) [X]
--------------------------------------------------------------------------------
  3          SEC USE ONLY

--------------------------------------------------------------------------------
  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           5    SOLE VOTING POWER:              0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            666,322
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         0
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       666,322

--------------------------------------------------------------------------------
  9          AGGREGATE AMOUNT BENEFICIALLY                666,322
             OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):          2.7%

--------------------------------------------------------------------------------
  12         TYPE OF REPORTING PERSON:            PN

--------------------------------------------------------------------------------

------------------------------------------------------        ------------------
CUSIP No.               431263 10 2                     13G      Page 5 of 11
------------------------------------------------------        ------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON:    CLIPPER CAPITAL ASSOCIATES, INC.

              S.S. OR I.R.S. IDENTIFICATION NO. OF
              ABOVE PERSON:                                13-3706407
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A) [_]
                                                                   (B) [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          CITIZENSHIP OR PLACE OF              DELAWARE
              ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF           5    SOLE VOTING POWER:              0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         6    SHARED VOTING POWER:            1,336,016
   OWNED BY
                   -------------------------------------------------------------
     EACH             7    SOLE DISPOSITIVE POWER:         0
   REPORTING
                   -------------------------------------------------------------
 PERSON WITH          8    SHARED DISPOSITIVE POWER:       1,336,016

--------------------------------------------------------------------------------
   9          AGGREGATE AMOUNT BENEFICIALLY                1,336,016
              OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
   10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
   11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     5.5%

--------------------------------------------------------------------------------
   12         TYPE OF REPORTING PERSON:            CO

--------------------------------------------------------------------------------

ITEM 1

     (a)   Name of Issuer:

           HighwayMaster Communications, Inc.

     (b)   Address of Issuer's Principal Executive Offices:

           16479 Dallas Parkway
           Suite 710
           Dallas, Texas  75248

ITEM 2

     (a)   Name of Person Filing:

           See Item 1 of the Cover Pages attached hereto.

     (b)   Address of Principal Business Office or, if none, Residence:

           For all Reporting Persons except Clipper/Merban, L.P.:

           Eleven Madison Avenue
           New York, New York  10010

           For Clipper/Merban, L.P.:

           De Ruyterkade 62
           P.O Box 812
           Curacao Netherlands Antilles

     (c)   Citizenship:

           See Item 4 of the Cover Pages attached hereto.

     (d)   Title of Class of Securities:

           Common Stock, par value $0.01 per share

     (e)   CUSIP Number:

           For all Reporting Persons:

           431263 10 2


ITEM 3
           Not applicable.

ITEM 4

     (a)   Amount Beneficially Owned:

           See Item 9 of the Cover Pages attached hereto.

     (b)   Percent of Class:

           See Item 11 of the Cover Pages attached hereto.

     (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 See Item 5 of the Cover Pages attached hereto.

            (ii) Shared power to vote or to direct the vote

                 See Item 6 of the Cover Pages attached hereto and below.

           (iii) Sole power to dispose or to direct the disposition of

                 See Item 7 of the Cover Pages attached hereto.

            (iv) Shared power to dispose or to direct the disposition of

                 See Item 8 of the Cover Pages attached hereto and below.

               As of the date hereof, 666,322 shares of common stock, par value $.01 per share (the "Shares"), of HighwayMaster Communications, Inc. (the "Company") are beneficially owned by Clipper/Merban, L.P. ("Merban"), 657,889 Shares are beneficially owned by Clipper/Merchant Partners, L.P. ("Merchant") and 11,805 Shares are beneficially owned by Clipper Capital Associates, L.P. ("CCA"). CCA is the sole general partner of Merchant. Pursuant to the limited partnership agreement of Merban, CCA is the investment general partner of Merban, with sole investment authority and power to vote or direct the vote, and to dispose or to direct the disposition of, Merban's Shares. Accordingly, for purposes hereof, CCA may be deemed to respectively share with each of Merchant and Merban the power to vote or direct the vote, and to dispose or to direct the disposition of, Merban's and Merchant's Shares. Moreover, Clipper Capital Associates, Inc. ("CCA, Inc.") is the sole general partner of CCA. Accordingly, for purposes hereof, CCA, Inc. may also be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares held directly by CCA, Merban and Merchant.

               Each of Merban, Merchant and CCA is a party to the Amended and Restated Stockholders' Agreement dated September 27, 1996 (the "Agreement"), by and among the stockholders of the Company listed on Exhibit A hereto. Pursuant to the Agreement, the parties thereto have agreed to, among other things, certain voting provisions with respect to the election of directors by such holders of Shares. As a result of the Agreement, the parties thereto may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(i) under the Securities Exchange Act of 1934, and accordingly may be deemed to have beneficial ownership of all Shares subject to the Agreement. In total, 20,617,328 Shares, representing 83.3% of the outstanding Shares, are subject to the Agreement. However, each of Merban, Merchant, CCA and CCA, Inc. expressly disclaims (i) membership in such group and (ii) beneficial ownership of such shares.

ITEM 5

           Ownership of Five Percent or Less of a Class

           Not applicable.

ITEM 6

           Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

ITEM 7

           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.

ITEM 8

           Identification and Classification of Members of the Group

           Not applicable.  See Item 4.

ITEM 9

           Notice of Dissolution of Group

           Not applicable.

ITEM 10

           Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1997

                                       CLIPPER CAPITAL ASSOCIATES, L.P.

                                       By: Clipper Capital Associates, Inc.,
                                           its general partner

                                       CLIPPER/MERCHANT PARTNERS, L.P.

                                       By: Clipper Capital Associates, L.P.,
                                           its general partner
                                           By: Clipper Capital Associates, Inc.,
                                                its general partner

                                       CLIPPER/MERBAN, L.P.

                                       By: Clipper Capital Associates, L.P.,
                                           its general partner
                                           By: Clipper Capital Associates, Inc.,
                                               its general partner

                                       CLIPPER CAPITAL ASSOCIATES, INC.

                                       By:  /s/ Daniel V. Cahillane
                                            Name:  Daniel V. Cahillane
                                            Title: Treasurer and Secretary

                                  EXHIBIT A
           PARTIES TO AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT


Archery Partners
Carlyle-HighwayMaster Investors, L.P.
Carlyle-HighwayMaster Investors II, L.P.
Chase Manhattan Investment Holdings, Inc.
Clipper Capital Associates, L.P.
Clipper/Merban, L.P.
Clipper/Merchant Partners, L.P.
Mark D. Ein
Erin Mills Development Corporation
Erin Mills International Investment Corporation
Erin Mills Investment Corporation
Robert S. Folsom
Robert T. Hayes
Highway Master Communications, Inc.
Donald M. Kennedy
William C. Kennedy, Jr.
H.M. Rana Investments Limited
William C. Saunders
Southwestern Bell Wireless Holdings, Inc.
TC Group, L.L.C.

NYFSO3....:\15\36315\0013\1708\SCH2057D.51A